________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(Final Amendment)
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Name of Subject Company (issuer))

Covansys Corporation

(Name of Filing Person (offeror))

Covansys Corporation

(Title of Class of Securities)

Options to Purchase Common Stock under the
1996 Covansys Corporation Stock Option Plan.
22281W103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Michael S. Duffey

Chief Financial Officer
Covansys Corporation
32605 West Twelve Mile, Suite 250
Farmington Hills, MI 48334
(248) 488-2088

Copies to:

David B. Braun, Esq.

Butzel Long, P.C.
150 West Jefferson, Suite 900
Detroit, MI 48069
(313) 983-7454
Fax (313) 225-7080

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,828,399	$536.21**

*	Calculated solely for the purpose of determining the filing fee. This assumes that options to purchase 5,203,162 shares of common stock of Covansys Corporation as of October 29, 2002 will be exchanged in this offer. The amount of filing fee is calculated in accordance with the Securities and Exchange Commission Fee Rate Advisory 6.
**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

SCHEDULE TO TENDER OFFER STATEMENT
SIGNATURE
INDEX TO EXHIBITS

Item 3.     Identity and Background of Filing Person

      This Amendment No. 3 and Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 29, 2002, relating to our offer to exchange options to purchase shares of our common stock, no par value, held by employees for new options to purchase shares of our common stock at an exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated October 29, 2002 (as amended and supplemented, the “Offer to Exchange”) and the related Letter of Transmittal.

Item 4.     Terms of the Transaction

      Item 4 is hereby amended and supplemented as follows:

      The Offer expired on December 13, 2002 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 2,590,527 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

Item 12.     Exhibits

(a)	(1) Offer to Exchange*
(2) Form of Letter of Transmittal*
(3) Form of Letter to Eligible Option Holders*
(4) General Questions about the Program*
(5) Form of Second Letter to Eligible Option Holders*
(6) Form of Third Letter to Eligible Option Holders*

      (b) Not applicable

      (d) 1996 Covansys Stock Option Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Commission file number 333-58205) and incorporated herein by reference.

      (g) Not applicable

      (h) Not applicable

 * Previously Filed

Item 13.     Information Required by Schedule 13E-3

      (a) Not applicable

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

COVANSYS CORPORATION

/s/ MICHAEL S. DUFFEY

Name: Michael S. Duffey
Title: Chief Financial Officer

Date: December 19, 2002

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INDEX TO EXHIBITS

Exhibit No.		Description

99a(1)	*	Offer to Exchange
99a(2)	*	Form of Letter of Transmittal
99a(3)	*	Form of Letter to Eligible Option Holders
99a(4)	*	General Questions about the Program
99a(5)	*	Second Letter to Eligible Option Holders
99a(6)	*	Third Letter to Eligible Option Holders
(b)		Not applicable
(d)		1996 Covansys Stock Option Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Commission File No. 333-58205) and incorporated herein by reference.
(g)		Not applicable
(h)		Not applicable

*	Filed Previously